EXHIBIT 99.3

COMBINED METALS OF CHICAGO LLC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

As of December 31	2010	2009

ASSETS

CURRENT ASSETS
Cash	$905,654	$—
Accounts Receivable, net of Allowances
of $460,397 and $539,523 for Doubtful Accounts	24,225,456	15,474,014
Inventory, at Specific Cost	29,127,286	20,005,041
Prepaid State Income Taxes	—	145,195
Other Current Assets	335,135	390,460
Total Current Assets	54,593,531	36,014,710

PROPERTY AND EQUIPMENT, net	22,101,199	26,101,981

OTHER ASSETS	341,450	1,110,696

	$77,036,180	$63,227,387

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

CURRENT LIABILITES
Book Overdraft	$—	$511,222
Current Maturities of Long-Term Debt	4,000,000	6,166,667
Accounts Payable	8,114,787	7,468,231
Accrued Expenses	1,790,626	1,195,935
State Income Taxes Payable	130,000	—
Distributions Payable	260,000	—
Total Current Liabilities	14,295,413	15,342,055

LONG-TERM DEBT, EXCLUSIVE OF CURRENT MATURITIES
Term Loan Payable Bank	11,041,667	14,500,000
Revolving Loan Payable Bank	25,153,213	15,951,642
Total Long-Term Debt	36,194,880	30,451,642

DEFERRED COMPENSATION	500,939	540,131

SUBORDINATED NOTES PAYABLE TO MEMBERS	21,269,359	20,725,547

MEMBERS' EQUITY (DEFICIT)
Controlling Interest	4,750,370	(3,750,924)
Noncontrolling Interest	25,219	(81,064)
Total Members’ Equity (Deficit)	4,775,589	(3,831,988)

	$77,036,180	$63,227,387

See accompanying notes.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND MEMBERS’ EQUITY

For the Years Ended December 31	2010	2009

NET SALES	$140,452,364	$87,434,811

Cost of Materials	88,434,202	60,360,033

GROSS PROFIT ON MATERIALS	52,018,162	27,074,778

Warehouse Expenses	27,659,902	23,445,539

GROSS PROFIT	24,358,260	3,629,239

Operating Expenses
Selling	4,845,909	3,750,659
Administrative	5,511,916	3,346,031
	10,357,825	7,096,690

INCOME (LOSS) FROM OPERATIONS	14,000,435	(3,467,451)

Other Expense, net	2,638,043	2,824,556

INCOME (LOSS) BEFORE NONCONTROLLING INTEREST
IN CONSOLIDATED SUBSIDIARY	11,362,392	(6,292,007)

Noncontrolling Interest in Net Income (Loss)
of Consolidated Subsidiary	645,441	(84,822)

NET INCOME (LOSS)	10,716,951	(6,207,185)

Members' Equity (Deficit), Beginning	(3,750,924)	2,456,261

Distributions to Members	(2,215,657)	—

MEMBERS' EQUITY (DEFICIT), ENDING	$4,750,370	$(3,750,924)

See accompanying notes.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$10,716,951	$(6,207,185)
Adjustments to Reconcile Net Income (Loss) to
Net Cash Provided by Operating Activities
Depreciation and Amortization	5,753,716	5,899,063
Interest Accrued on Subordinated Notes Payable	543,812	693,723
Deferred Compensation Expense, net	(39,192)	(73,656)
Noncontrolling Interest in Net Income (Loss)
of Consolidated Subsidiary	645,441	(84,822)
Accounts Receivable	(8,751,442)	2,148,806
Inventory	(9,122,245)	13,241,605
Prepaid State Income Taxes	145,195	(11,000)
Other Current Assets	55,325	179,486
Accounts Payable	646,556	(4,003,214)
Accrued Expenses	594,691	(668,347)
State Income Taxes Payable	130,000	—
Total Adjustments	(9,398,143)	17,321,644
Net Cash Provided by Operating Activities	1,318,808	11,114,459

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment	(661,140)	(698,384)
Increase in Other Assets	—	7,070
Net Cash Used by Investing Activities	(661,140)	(691,314)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of Loan Costs	(322,548)	(591,352)
Decrease in Book Overdraft	(511,222)	(830,178)
Proceeds from Revolving Loan Payable Bank	25,153,213	1,165,051
Repayments of Revolving Loan Payable Bank	(15,951,642)	—
Proceeds from Term Loan Payable Bank	16,041,662	—
Repayments of Term Loan Payable Bank	(21,666,667)	(10,166,666)
Distributions to Members	(2,215,657)	—
Distributions to Minority Interest	(279,153)	—
Net Cash Provided (Used) by Financing Activities	247,986	(10,423,145)

NET INCREASE IN CASH	905,654	—

Cash, Beginning	—	—

CASH, ENDING	$905,654	$—

SUPPLEMENTAL CASH FLOWS DISCLOSURES
Cash paid (refunded) for:
Interest	$2,666,016	$2,921,782

Income Taxes	$(36,583)	$81,753

See accompanying notes.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—COMPANY ORGANIZATION

Combined Metals of Chicago LLC (the “Company”) was originally formed as a limited partnership between T.H. One, Inc., the 1% general partner, and Combined Metals Holding, Inc., the 99% limited partner.  The general and limited partners were S Corporations; each owned 50% by Cyrus Tang and Walter Hauk, individuals.

Elgiloy Limited Partnership was formed as a limited partnership between Elgiloy Holding, Inc., the 1% general partner, and NTH Associates, the 99% limited partner.  The general and limited partners were an S Corporation and a general partnership, respectively; each owned 50% by Cyrus Tang and Walter Hauk, individuals.

Effective January 1, 1997, the two partnerships merged with the Company as the surviving entity.  Subsequent to the merger, the Company was a limited partnership between T.H. One, Inc., the 1% general partner, Combined Metals Holding, Inc., a 59% limited partner, and Cyrus Tang and Walter Hauk, each 20% limited partners.

In December 1998, National Material L.P. (a related company) provided additional financing to the Company in the amount of $10,000,000 (this amount is classified on the balance sheet as subordinated notes payable to members).  Effective January 1, 1999, National Material L.P. was admitted as a new partner with a 60% interest in future profits or losses only (no interest in the equity of the partnership on the effective date of the transaction).  National Material L.P. then distributed 20% of their interest to Tang Industries, Inc.  Immediately following, Combined Metals of Chicago L.P. transferred all of its assets and liabilities to a new Illinois limited liability company to be known as Combined Metals of Chicago LLC in exchange for 100% of the membership interest therein.  Similarly, Combined Metals of Michigan L.P. transferred all of its assets and liabilities to a new Illinois limited liability company to be known as Combined Metals of Michigan LLC in exchange for 100% of the membership interest therein.  Such membership interests were then distributed by the Partnerships to their partners in proportion to their respective partnership interests.

Effective January 1, 1999, the resulting owners of Combined Metals of Chicago LLC were National Material L.P. (40%), Combined Metals Holding, Inc. (40%), and Tang Industries, Inc. (20%).  Also, Combined Metals of Chicago LLC currently has an 80% interest in Combined Metals of Michigan LLC.  On November 1, 2000, all of the stock of Combined Metals Holding, Inc was sold to AKS Investments, Inc. (this transaction did not change the percentage ownership of Combined Metals of Chicago LLC noted above).  On December 31, 2000, National Material L.P. distributed its remaining 40% interest to Tang Industries, Inc.

NOTE 2—COMPANY ACTIVITY

The Company’s primary location is Illinois (“Chicago”, “Elgiloy”, “Hampshire”, and “Sycamore”).  The Company also includes an 80%-owned subsidiary, Combined Metals of Michigan LLC (“Michigan”).  A majority of the assets and revenues are associated with the Chicago locations.

The Chicago divisions and the Michigan subsidiary are engaged primarily in processing and distributing stainless steel.  Their business is primarily in the automotive, nonautomotive stamping and general fabrication, restaurant equipment, truck and trailer, household appliances, construction and building products industries located throughout the United States.

The Elgiloy division is engaged primarily in processing and distributing high-performance metals to manufacturers in the oil and gas, petrochemical, medical and aerospace industries throughout the United States.

The Hampshire division is engaged primarily in processing stainless steel and specialty alloys into precision thin strip.

In 2009, the wire division of Elgiloy was moved to a leased facility in Sycamore, IL (“Sycamore”).  This division is engaged primarily in processing and distributing high-performance metals to manufacturers in the oil and gas, petrochemical, medical and aerospace industries throughout the United States.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements.  The financial statements and notes are representations of management who is responsible for their integrity and objectivity.  These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

PRINCIPLES OF CONSOLIDATION

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

Accounts receivable is recorded net of an allowance for expected losses.  The allowance is estimated from historical performance and projections of trends.  Individual accounts are written off against the allowance when collection appears doubtful.

INVENTORY

Inventory is valued at the lower of specific cost or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost.  Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred.  Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.  Accelerated methods are used to compute income tax depreciation for all eligible assets.  The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income.

FINANCIAL INSTRUMENTS

FASB Accounting Standards Codification 815 (Derivatives and Hedging) establishes accounting and reporting standards for derivative instruments.  This standard requires an entity to recognize all derivatives as either assets or liabilities, and measure those instruments at fair value.  Derivatives that do not qualify as a hedge must be adjusted to fair value in earnings.  If the derivative does qualify as a hedge under FASB Accounting Standards Codification 815, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments, or recognized in other accumulated comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a hedge’s change in fair value will be immediately recognized in earnings.

Interest Rate Swap

In January 2008, the Company entered into an interest rate swap agreement with a notional amount of $15,000,000 maturing in February 2010 (the agreement was not extended or renewed).  The agreement swaps the borrower’s option for using the LIBOR rate plus 1.50% - 2.25%, or the prime rate plus 0% - .25%, for a fixed rate of 3.08%.  The Company’s objective for using this instrument is to protect its cash flows from fluctuations in interest rates.  The Company designates the interest rate swap as a cash flow hedge, and in accordance with FASB Accounting Standards Codification 815, the resulting changes in the fair value of the derivative, as provided by the bank, are recorded as a component of other accumulated comprehensive income.  The swap terminated in February 2010.  The change in the fair value of the swap at December 31, 2009 was deemed immaterial to the financial statements, taken

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as a whole, and the corresponding liability was not recorded.

SHIPPING AND HANDLING

The Company includes shipping and handling fees billed to customers in net sales.  Shipping and handling costs associated with inbound and outbound freight are included in costs of sales.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

LOAN COSTS

Loan costs are amortized using the straight-line method over the life of the loan.

NOTE 4—OTHER CURRENT ASSETS

	2010	2009
Employee Advances	$879	$892
Prepaid Insurance	262,679	257,308
Due from Partner	71,577	—
Other Prepaid Expenses	—	132,260
	$335,135	$390,460

NOTE 5—PROPERTY AND EQUIPMENT

	Estimated Useful Life	2010	2009

Land	—	$1,815,805	$1,815,805
Buildings and Improvements	20 to 40 years	17,064,156	17,064,156
Machinery and Equipment	12 years	72,330,519	71,535,650
Automobiles and Trucks	5 years	195,573	195,573
Furniture and office Equipment	3 to 12 years	2,506,264	2,468,468
Construction in Progress		2,519,756	2,691,281
		96,432,073	95,770,933
Accumulated Depreciation		74,330,874	69,668,952

		$22,101,199	$26,101,981

Depreciation Expense		$4,661,922	$5,633,977

NOTE 6—OTHER ASSETS

	2010	2009

Loan Costs - Bank credit agreement, net of Accumulated Amortization of $13,440 and $452,166. A new credit agreement was entered into in October 2010. Any costs related to the previous agreement were fully amortized in 2010.	$309,108	$1,078,354
Deposits	32,342	32,342
	$341,450	$1,110,696

Loan costs paid were $322,548 for 2010 and $591,352 for 2009.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense was $1,091,794 for 2010 and $265,086 for 2009.

Amortization expense for the next four years is:

Year Ending December 31
2011	$80,637
2012	80,637
2013	80,637
2014	67,197

$309,108

NOTE 7—INCOME TAXES

As a limited liability company, the income of the Company is included in the tax returns of its members.  As such, the Company is not subject to federal or local income taxes, except for various state income taxes, which are included in administrative expenses.

Effective January 1, 2009, the Company adopted the guidance in the FASB ASC topic on Income Taxes related to Uncertainty in Income Taxes which prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its income tax returns.  The adoption of the guidance had no effect on the Company’s financial statements as of January 1, 2009.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.  The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments.  Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

NOTE 8—LONG-TERM DEBT

2010	2009
Under the terms of a credit agreement with a bank dated October 14, 2010, the Company has committed borrowings in the amount of $56,041,667.  Borrowings under the agreement are collateralized by a security interest in substantially all assets of the Company and consist of two separate loans as described below.  The Company is subject to certain restrictive covenants with regards to the loans.  The Company is in compliance with the covenants at December 31, 2010.  Interest rates will be adjusted quarterly based on the borrowing availability from the last quarter.  For the Term Loan, interest is payable at the borrower’s option using the LIBOR rate (0.26% at December 31, 2010) plus 2.75/% - 3.25%, or the prime rate (3.25% at December 31, 2010) plus .75% - 1.25%.  For the Revolving Loan, interest is payable at the borrower’s option using the LIBOR rate plus 2.50% - 3.00%, or the prime rate plus .50% - 1.00%.  Interest rates and payment dates vary according to the interest periods which the Company has elected for specific portions of the outstanding loan balance.  The maturity date of the credit agreement and all loans is October 15, 2014.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Term loan in the amount of $37,000,000 with quarterly principal payments of $1,541,667 beginning March 31, 2008. Loan was paid in full in October 2010.	$—	$20,666,667

Term loan in the amount of $16,041,667 with quarterly principal payments of $1,000,000 beginning December 31, 2010.	15,041,667	—

Revolving loan with a total commitment of $37,500,000. Available borrowings under the loan are subject to a monthly borrowing base computation based on inventory and accounts receivable. Available borrowing as of December 31, 2009 was $24,075,650. Interest terms are as noted above and all principal is due at December 31, 2012. Loan was paid in full in October 2010.	—	15,951,642

Revolving loan with a total commitment of $40,000,000. Available borrowings under the loan are subject to a monthly borrowing base computation based on inventory and accounts receivable. Available borrowings as of December 31, 2010 were $11,936,784. Interest terms are as noted above and all principal is due at October 15, 2014.	25,153,213	—
	40,194,880	36,618,309
Less Current Maturities	4,000,000	6,166,667

Long-Term Debt	$36,194,880	$30,451,642

Principal payments due in each of the next four years are:

Year Ending December 31
2011	$4,000,000
2012	4,000,000
2013	4,000,000
2014	28,194,880
$40,194,880

The credit agreement allows for the issuance of up to $10,000,000 of letters of credit.  The amount of any outstanding letters of credit reduces the borrowing availability under the revolving loan.  There were no outstanding letters of credit at December 31, 2010.

Within 180 days of the end of each calendar year, the Company is obligated to prepay the term loan in an amount equal to 50% of the excess cash flow, as defined in the credit agreement, if any.  This provision is effective beginning with the calendar year ending December 31, 2011.

NOTE 9—SUBORDINATED NOTES PAYABLE TO MEMBERS

The notes payable to Members of the Company are subordinated to all bank borrowings.  In December 2007, the Company used a portion of the proceeds from refinancing its bank debt to repay $50,021,772 of subordinated debt and accrued interest.  The remaining subordinated notes payable amounts and terms were restated as follows:

2010	2009
Subordinated Notes Payable, due December 31, 2014.  Interest is accrued monthly at prime, and is payable at the end of each quarter.  At the members’ discretion, the accrued interest payable at any calendar quarter may be converted to additional principal (converted interest).  Interest accrues on the converted interest, and the payable date for these amounts is the next calendar quarter.  Amounts outstanding at December 31:

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subordinated Notes Payable Combined Metals Holding, Inc.	$8,510,377	$8,292,750

Subordinated Notes Payable Tang Industries, Inc.	12,758,982	12,432,797

Total Subordinated Debt	$21,269,359	$20,725,547

Included in Other Expense, net, on the Statements of Income and Members’ Equity for 2010 is interest related to the above notes in the amounts of $292,884 for Combined Metals Holding, Inc. and $439,071 for Tang Industries, Inc.  For 2009, these amounts were $277,799 for Combined Metals Holding, Inc. and $415,923 for Tang Industries, Inc.  There was $188,143 of interest paid in 2010 and $-0- in 2009.  For 2010, $543,812 of accrued interest was converted to additional principal.  For 2009, $693,723 of accrued interest was converted to additional principal.

NOTE 10—OPERATING LEASES

The Company is obligated under various cancelable and noncancelable operating leases for both equipment and real estate.

Future minimum lease payments under noncancelable operating leases are:

	Real Estate	Equipment	Total
Year Ending December 31
2011	$247,095	$22,068	$269,163
2012	163,924	13,681	177,605
Aggregate Minimum Lease Payments under Noncancelable Operating Leases	$411,019	$35,749	$446,768

Total rent expense was $329,248 in 2010 and $379,604 in 2009.

NOTE 11—RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan.  The plan covers substantially all full-time employees with one year of service.  There were no discretionary contributions for 2010 and 2009.  The Company amended the plan in 2009 to eliminate the mandatory matching requirement, but reinstated the match in 2010.

The Company has entered into agreements with certain executive key employees to provide incentive compensation under nonqualified deferred supplemental compensation agreements.

	2010	2009
Benefits included in other income and expense:
Defined Contribution Retirement Plan	$45,818	$—
Deferred Supplemental Compensation Agreements	(39,192)	(73,656)
	$6,626	$(73,656)

NOTE 12—RELATED PARTY TRANSACTIONS

The Company participates in master insurance policies (casualty) administered by National Material L.P.

The Company has purchased stainless steel products from AK Steel Corporation, an affiliate of AKS Investments, Inc.  Concurrent with the sale of the stock of Combined Metals Holding, Inc. to AKS Investments, Inc. (see Note 1), the Company entered into a supply agreement for the purchase of stainless steel products from AK Steel Corporation.

The Company paid a management services fee of $20,000 per month for 2010 and 2009 to National Material L.P. for certain credit, insurance, human resources, legal and financial support services.  The Company also reimburses National Material L.P. for certain expenses paid on behalf of the Company.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2009, the fees were temporarily suspended due to the poor performance of the Company.  In May 2010, the fees were reinstated and included a catch-up of $140,000 for the suspended period.

The Company paid a management services fee of $20,000 per month for 2010 and 2009 to AK Steel Corporation (an affiliate of AKS Investments, Inc.) for consultation, advice and direct management assistance with respect to operations, strategic planning, financing and other aspects of the business of the Company.  In May 2009, the fees were temporarily suspended due to the poor performance of the Company.  In May 2010, the fees were reinstated and included a catch-up of $140,000 for the suspended period.

The following balances, revenues and expenses included in the accompanying consolidated financial statements result from the related party transactions described above:

	2010	2009
Other Current Assets
Prepaid Insurance	$262,679	$257,308
Accounts Receivable	618,148	485,358
Accounts Payable	998,303	843,957
Sales	5,667,743	1,802,289
Purchases	25,491,663	13,624,844
Insurance – Casualty	625,797	562,278
Administrative and Management Fees	760,000	200,000

NOTE 13—CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts.  The Company believes it is not exposed to any significant credit risk on cash.

NOTE 14—SUBSEQUENT EVENT

Management has evaluated subsequent events through January 31, 2011, the date which the financial statements were available for issue.  There were no subsequent events which require disclosure.